FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2012

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.
(Translation of registrant’s name into English)
El Golf 150
Fourteenth Floor
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....Ö.....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

MATERIAL FACT
Celulosa Arauco y Constitución S.A.
Registered in Securities Registry Nº 42

Santiago, June 8, 2012

Mr. Fernando Coloma Correa
Superintendent
Superintendency of Securities and Insurance
Avda. Libertador Bernardo O’Higgins 1449

The undersigned, on behalf of the corporation named Celulosa Arauco y Constitución S.A., hereinafter “ARAUCO”, both domiciled in the Chilean Metropolitan Region, Avenida El Golf Nº 150, 14th Floor, Commune of Las Condes , a company registered in the Securities Registry under N° 42, Chilean Tax Identification N° 93,458,000-1, and as duly empowered to provide this information, hereby informs the Superintendency of the following material information regarding the company and its business pursuant to article 9 and second paragraph of article 10, both contained in Law Nº 18.045, and in the Regulation of General Application (Norma de Carácter General) Nº 30, issued by such Superintendency:

On the night of June 7, 2012, ARAUCO and its Canadian subsidiary Arauco Canada Ltd., have executed an agreement under which it has been agreed that the abovementioned subsidiary will purchase all of shares of the Canadian company Flakeboard Company Limited, hereinafter “Flakeboard”, one of the most important wood panel producing companies for furniture in North America.

The abovementioned share purchase agreement is subject to the satisfaction of the conditions precedent contemplated therein, among which are the authorizations to be obtained from (i) the competent authority in Canada under the Investment Canada Act (Canada), and also (ii) the antitrust agency in the United States of America.  ARAUCO expects the closing of the transaction to occur during the second half of 2012, unless the above authorizations take longer than estimated.

The price agreed upon for the purchase of 100% of the shares of Flakeboard amounts to US$242.5 million, which would be paid once the abovementioned conditions precedent are fulfilled.

Flakeboard is a company that, either directly and/or through its subsidiaries, owns and operates seven panel mills, with an aggregate annual production capacity of MDF (medium density fiberboard) panels of 1.2 million cubic meters; an annual production capacity of 1.1 million cubic meters of PB (particle board), and an annual production capacity of 180,000 cubic meters of melamine.

Two of the mills of Flakeboard are located in Canada, while the other five are located in the United States of America.

Once the acquisition is complete, ARAUCO will have strengthened its position in the panel production sector in North America, in which ARAUCO already participates through the recently acquired Moncure Mill, located in the State of North Carolina, United States of America, as informed in our “Material Fact” dated December 29, 2011.

As a result, once the acquisition of Flakeboard is closed, the installed capacity of ARAUCO in North America will permit it to produce up to 2.9 million cubic meters of panels a year.

ARAUCO expects that this transaction, once consummated, will have positive effects on the company’s results, notwithstanding that said effects are not quantifiable at this time.

Sincerely yours,

CELULOSA ARAUCO Y CONSTITUCION S.A.
Matías Domeyko Cassel
Chief Executive Officer

c.c. -  Bolsa de Comercio de Santiago,
La Bolsa St. Nº 64, Santiago
       -  Bolsa Electrónica de Chile, Bolsa de Valores
Huérfanos 770, 14th Floor, Santiago
       -  Bolsa de Corredores, Bolsa de Valores Valparaíso
P.O. Box 218-V, Valparaíso
       -  Representative of the Bondholders (Banco Santander Chile)
Bandera St. 140, Santiago

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)
Date: July 10, 2012	By:	/s/ Matías Domeyko Cassel
Name: Matías Domeyko Cassel
Title: Chief Executive Officer